Exhibit 99.1

TR-1: Standard form for notification of major holding
1. Issuer Details

ISIN
GB00BN4HT335

Issuer Name
INDIVIOR PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights; An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation
Name
The Goldman Sachs Group, Inc.

City of registered office (if applicable)
Wilmington, Delaware

Country of registered office (if applicable)
USA

4. Details of the shareholder
Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached
15-Nov-2023

6. Date on which Issuer notified
17-Nov-2023

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	0.041362	0.014663	0.056025	77281
Position of previous notification (if applicable)	0.150099	4.998967	5.149066

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BN4HT335		57055		0.041362
Sub Total 8.A	57055		0.041362%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Securities Lending	Open		20226	0.014663
Sub Total 8.B1			20226	0.014663%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation
2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc. (Chain 1)
The Goldman Sachs Group, Inc. (Chain 1)	GSAM Holdings LLC
The Goldman Sachs Group, Inc. (Chain 1)	Goldman Sachs Asset Management, L.P.
The Goldman Sachs Group, Inc. (Chain 2)
The Goldman Sachs Group, Inc. (Chain 2)	Folio Financial, Inc.
The Goldman Sachs Group, Inc. (Chain 2)	Folio Investments Inc.
The Goldman Sachs Group, Inc. (Chain 3)
The Goldman Sachs Group, Inc. (Chain 3)	The Goldman Sachs Group, Inc.
The Goldman Sachs Group, Inc. (Chain 3)	Goldman Sachs Bank USA
The Goldman Sachs Group, Inc. (Chain 3)	Goldman Sachs Bank Europe SE
The Goldman Sachs Group, Inc. (Chain 4)
The Goldman Sachs Group, Inc. (Chain 4)	Goldman Sachs & Co. LLC

10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information
Please note, positions previously reportable are now exempt under the market making exemption as they are below the 10% limit.

Please note, the total amount of voting rights has been rounded to 6 decimal places therefore there is a possibility of a rounding error.

General email contact:
gs-regops-emea-position-enquiries@gs.com

12. Date of Completion
17-Nov-2023

13. Place Of Completion
Paris